Filed Pursuant to Rule 433

Registration No. 333-201584

Supplementing the Preliminary Prospectus

Supplement dated November 6, 2017

(To a Prospectus dated January 16, 2015)

PRICING TERM SHEET

November 6, 2017

Issuer:	Corning Incorporated

Expected Ratings (Moody’s/S&P)*:	Baa1 (stable) / BBB+ (stable)

Trade Date:	November 6, 2017

Settlement Date (T+5)**:	November 13, 2017

Security:	4.375% Notes due 2057 (the “2057 Notes”)

Principal Amount:	$750,000,000

Maturity Date:	November 15, 2057

Benchmark Treasury:	3.000% notes due May 15, 2047

Benchmark Treasury Price and Yield:	104-02; 2.797%

Spread to Benchmark Treasury:	T+ 158 bps

Yield to Maturity:	4.377%

Coupon:	4.375%

Price to Public:	99.962%

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing May 15, 2018

Record Dates:	May 1 and November 1 of each year

Optional Redemption:	The 2057 Notes will be redeemable in whole at any time or in part from time to time, at the option of the Company. If the Company redeems the 2057 Notes more than 180 days prior to their scheduled maturity date, the redemption price will be equal to the greater of (i) 100% of the principal amount of the 2057 Notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2057 Notes to be redeemed discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 25 basis points. If the Company redeems the 2057 Notes on or after the date that is 180 days prior to the scheduled maturity date of the 2057 Notes, the redemption price will be equal to 100% of the principal amount of the 2057 Notes to be redeemed. In any redemption, the Company will pay accrued and unpaid interest on the principal amount to be redeemed to but not including the date of redemption.

CUSIP / ISIN:	219350BF1 / US219350BF12

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Co-Managers:	Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. Standard Chartered Bank Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	We expect that delivery of the notes will be made against payment therefor on or about November 13, 2017, which is the fifth business day following the date of this pricing term sheet (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes earlier than the second business day before November 13, 2017 will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and so should consult their own advisors.

The issuer has filed a registration statement (including a prospectus and the preliminary prospectus supplement relating to the securities described above) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement relating to the securities described above in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.